FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of October 2003

                           HOLMES FINANCING (No 3) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ...X...               Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ......                      No ...X...

                            Holmes Financing No 3 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

                           ---------------------------------
                                Current Period
                           ---------------------------------
                                 Number        (pound)000's
                           ---------------------------------
Brought Forward                 360,186          23,996,843
Replenishment                    12,397             945,000
Repurchased                      (6,860)           (502,818)
Redemptions                     (10,858)           (758,273)
Losses                              (22)                (15)
Capitalised Interest                  0               2,675
Other Movements                       0                   0
                           ---------------------------------
Carried Forward                 354,843          23,683,412
                           =================================


                           ---------------------------------
                                Cumulative
                           ---------------------------------
                                 Number        (pound)000's
                           ---------------------------------
Brought Forward                 115,191           6,399,214
Replenishment                   617,594          44,182,239
Repurchased                    (170,766)        (11,981,130)
Redemptions                    (206,871)        (14,929,755)
Losses                             (305)               (668)
Capitalised Interest                  0              13,512
Other Movements                       0                   0
                           ----------------------------------

Carried Forward                 354,843          23,683,412
                           =================================

                           Period CPR        Annualised CPR
                           ----------------------------------
  1 Month                          5.32%              84.20% **(including
                           ----------------------------------
  3 Month                         16.14%              83.47%   redemptions and
                           ----------------------------------
12 Month                          65.22%              65.22%   repurchases)
                           ----------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                       --------------------------------
Weighted Average Seasoning                        35.77 months
                                       --------------------------------
Weighted Average Loan size             (pound)66,743.35
                                       --------------------------------
Weighted Average LTV                              76.07%*** (see below)
                                       --------------------------------
Weighted Average Remaining Term                   18.72 Years
                                       --------------------------------

                            Holmes Financing No 3 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis      (pound)000's                  %
                           --------------------------------------
Variable Rate                 9,378,631               39.60%
Fixed Rate                    4,322,223               18.25%
Tracker Rate                  9,982,558               42.15%
                           --------------------------------------
                             23,683,412              100.00%
                           ======================================

As at 8th October 2003 approximately 7% of the loans were flexible loans

Mortgage Standard Variable Rate

      Effective Date                Rate
      --------------                ----
      01 August 2003               5.54%
       01 March 2003               5.79%
    01 November 2002               5.94%


Geographic Analysis
--------------------------------------------------------------------------------
Region                        Number          (pound)000's                 %
--------------------------------------------------------------------------------
East Anglia                      13,875             850,172                3.59%
East Midlands                    18,846           1,068,621                4.51%
Greater London                   60,305           5,220,124               22.04%
North                            14,823             720,989                3.04%
North West                       40,630           2,109,700                8.91%
Scotland                         21,119           1,125,099                4.75%
South East                       92,476           7,368,392               31.11%
South West                       27,476           1,798,392                7.59%
Wales                            17,842             883,701                3.73%
West Midlands                    24,285           1,380,097                5.83%
Yorkshire and Humberside         22,221           1,100,266                4.65%
Unknown                             945              57,859                0.24%
--------------------------------------------------------------------------------

Total                           354,843          23,683,412              100.00%
================================================================================

                            Holmes Financing No 3 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 September 2003 to 08 October 2003

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

                              --------------------------------------------------
Range                         Number          (pound)000's                  %
                              --------------------------------------------------
0.00 - 25.00                      7,300             295,823                1.25%
25.01 - 50.00                    43,910           2,415,720               10.20%
50.01 - 75.00                   103,926           7,435,865               31.40%
75.01 - 80.00                    19,293           1,417,619                5.99%
80.01 - 85.00                    24,883           1,895,116                8.00%
85.01 - 90.00                    52,484           4,053,128               17.11%
90.01 - 95.00                   103,047           6,170,141               26.05%
                              --------------------------------------------------
Total                           354,843          23,683,412              100.00%
                              ==================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.



Arrears
                              ----------------------------------------------------------------
Band                          Number            Principal             Overdue         %
                              ----------------------------------------------------------------
Current                         343,619          22,995,499               (3,130)       97.12%
1.00 - 1.99 months                7,398             455,295                3,435        1.92%
2.00 - 2.99 months                1,698             102,270                1,455        0.43%
3.00 - 3.99 months                  810              46,797                  962        0.20%
4.00 - 4.99 months                  443              28,106                  733        0.12%
5.00 - 5.99 months                  274              16,144                  519        0.07%
6.00 -11.99 months                  475              27,146                1,313        0.11%
12 months and over                   51               3,126                  275        0.01%
Properties in Possession             75               3,190                  277        0.01%
                              ----------------------------------------------------------------
Total                           354,843          23,677,573                5,839      100.00%
                              ================================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 3 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 September 2003 to 08 October 2003

Movement in Shares of Trust
                                      Funding             Seller
                                      -----------------------------------------
                                              (pound)000's        (pound)000's
                                      -----------------------------------------
Balance Brought Forward                          14,060,023           9,936,820
Replenishment of Assets                                   0             945,000
Acquisition by Funding                                    0                   0
Distribution of Principal Receipts                        0          (1,261,091)
Allocation of Losses                                     (9)                 (6)
Share of Capitalised Interest                         1,568               1,107
Payment Re Capitalised Interest                      (1,568)              1,568
                                      -----------------------------------------
Balance Carried Forward                          14,060,014           9,623,398
                                      =========================================

                                      -----------------------------------------
Carried Forward Percentage                        59.36651%           40.63349%
                                      =========================================

                                      -----------------------------------------
Minimum Seller Share                                947,336               4.00%
                                      -----------------------------------------

Cash Accumulation Ledger
                                      ---------------------
                                             (pound)000's
                                      ---------------------
Brought Forward                                     896,660
                                      ---------------------
Additional Amounts Accumulated                            9
Payment of Notes                                          0
                                      ---------------------
Carried Forward                                     896,669
                                      =====================

                                      ---------------------
Target Balance                                      896,646 payable on 15th
                                      --------------------- October 2003

Liquidity Facilities                  Drawn(pound)000's     Undrawn(pound)000's
--------------------
                                      -----------------------------------------
Holmes Funding                                     (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 1                                 (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 2                                 (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 3                                 (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 4                                 (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 5                                 (pound)0       (pound)25,000
                                      -----------------------------------------
Holmes Financing 6                                 (pound)0       (pound)25,000
                                      -----------------------------------------

Excess Spread
                                      ---------------------
Quarter to 15/07/03                                 0.4620%
                                      ---------------------
Quarter to 15/04/03                                 0.6113%
                                      ---------------------
Quarter to 15/01/03                                 0.5960%
                                      ---------------------
Quarter to 15/10/02                                 0.5892%
                                      ---------------------

                            Holmes Financing No 3 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 September 2003 to 08 October 2003



                                      -----------------------------------------
Reserve Funds                            First Reserve       Second Reserve
                                      -----------------------------------------
Balance as at 15/07/2003             (pound)229,932,855.00 (pound)56,890,739.99
                                      -----------------------------------------
Required Amount as at 15/07/2003     (pound)350,000,000.00 (pound)160,929,823.00
                                      -----------------------------------------
Percentage of Notes                                  1.63%                 0.40%
                                      -----------------------------------------

Properties in Possession

Stock
                                      -----------------------------------------
                                                 Current Period
                                      -----------------------------------------
                                               Number           (pound)000's
                                      -----------------------------------------
Brought Forward                                         61                2,732
                                      -----------------------------------------
Repossessed in Period                                   27                1,652
                                      -----------------------------------------
Sold in Period                                         (13)                (917)
                                      -----------------------------------------
Carried Forward                                         75                3,467
                                      =========================================

                                      -----------------------------------------
                                                    Cumulative
                                      -----------------------------------------
                                               Number           (pound)000's
                                      -----------------------------------------
Repossessed to date                                    392               20,000
Sold to date                                          (317)             (16,533)
                                      -----------------------------------------
Carried Forward                                         75                3,467
                                      =========================================

Repossession Sales Information
                                      ---------------------
Average time Possession to Sale                         79 Days
                                      ---------------------
Average arrears at time of Sale               (pound)3,183
                                      ---------------------

MIG Claim Status
                                      -----------------------------------------
                                               Number           (pound)000's
                                      -----------------------------------------
MIG Claims made                                        172                1,280
                                      -----------------------------------------
MIG Claims outstanding                                   9                   85
                                      -----------------------------------------

                                      ---------------------
Average time claim to payment                           35
                                      ---------------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 3 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 September 2003 to 08 October 2003


Retired Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
       Date Retired        Holmes 1        Holmes 2        Holmes 3        Holmes 4        Holmes 5        Holmes 6        Holmes 7
------------------------------------------------------------------------------------------------------------------------------------

               02Q3               -             703               -               -             352               -               -

               02Q4               -               -               -               -             352               -               -

               03Q1               -               -             750               -               -               -               -

               03Q2               -               -               -               -               -               -               -

               03Q3             600               -               -               -               -             481               -

               03Q4               -             176               -             191               -             481               -
------------------------------------------------------------------------------------------------------------------------------------


Outstanding Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
Expected Redemption        Holmes 1        Holmes 2        Holmes 3         Holmes4        Holmes 5        Holmes 6        Holmes 7
------------------------------------------------------------------------------------------------------------------------------------

               03Q4               -               -               -               -               -               -               -

               04Q1               -             176               -             191               -               -             241

               04Q2               -             176               -             191               -               -             241

               04Q3               -             176               -             191               -               -               -

               04Q4               -               -               -               -             698               -               -

               05Q1               -               -             750               -               -               -               -

               05Q2               -               -               -               -               -             801               -

               05Q3             650               -               -               -               -               -               -

               05Q4               -             125               -               -               -               -               -

               06Q1               -             125               -               -               -               -             803

               06Q2               -             125               -               -               -               -               -

               06Q3               -             125             500           1,340               -               -               -

               06Q4               -               -               -             350             875               -               -

               07Q1               -               -               -               -               -               -             161

               07Q2               -               -               -               -               -             634             161

               07Q3             575               -               -               -               -               -               -

               07Q4               -             300               -               -               -             770               -

               08Q1               -               -               -               -               -               -               -

               08Q2               -               -               -               -               -             500             592

               08Q3               -               -               -               -               -               -               -

               08Q4               -               -               -               -               -               -               -

               09Q1               -               -               -               -               -               -               -

               09Q2               -               -               -               -               -               -               -

               09Q3               -               -               -               -               -               -               -

               09Q4               -               -               -               -               -               -               -

               10Q1               -               -               -               -               -               -               -

               10Q2               -               -               -               -               -               -               -

               10Q3             250               -               -               -               -               -               -

               10Q4               -               -               -               -               -               -               -
------------------------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 3 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 September 2003 to 08 October 2003


                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HOLMES FINANCING (No 3) PLC




         Dated: 22 October, 2003                   By /s/ Natalie Weedon
                                                          (Authorised Signatory)